LETTER OF INTENT
BETWEEN EWORLD INTERACTIVE, INC. AND
MOJO MEDIA WORKS, LIMITED BVI

This letter of intent ("LOI") sets forth the understanding, which has been reached between Mojo Media Works, Limited a British Virgin Islands company ("Seller") and Eworld Interactive, Inc., a Florida corporation ("Company"), concerning the acquisition of Seller by Company.

1.   Acquisition. The Company will acquire 100% of Seller's issued and outstanding stock (the "Seller's Shares") owned by the shareholders of the Seller (the "Acquisition"). Upon completion of the Acquisition, Seller will become a wholly owned subsidiary of the Company. It is anticipated that the Acquisition will be structured to qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code.

2.   Share Exchange. Seller and Seller's shareholders shall receive a total of seven million, seven hundred thousand (7,700,000) shares of the Company's common stock (the "Company Shares") upon the closing of the Acquisition (the "Closing"), in exchange for all of the Seller Shares.

3.   Bonus Shares. It is hereby agreed that Sellers shall receive and additional one million (1,000,000) shares of the Company's common stock for each one million US dollars ($1,000,000) of net profit earned for the Company over three million US dollars ($3,000,000) up to six million US dollars ($6,000,000) in the first twelve (12) months of operation. That is to say; if the Company earns a net profit of $4,000,000 - $4,999,999 the Sellers shall receive a total of 1,000,000 additional shares of stock; if the Company earns a net profit of $5,000,000 - $5,999,999 the Sellers shall receive a total of 2,000,000 additional shares of stock; and, if the Company earns a net profit of $6,000,000 or greater, the Sellers shall receive a total of 3,000,000 additional shares of stock.

4.   Wages. It is hereby agreed that each manager of the Seller shall receive a monthly salary comparative to other executives in the same capacity. Current salary will be five thousand US dollars ($5,000) a month.

5.   Operating Capital. It is hereby agreed that Seller shall be provided sufficient operating capital to achieve certain milestones as per a pre-approved budget. Budget and milestones must be mutually agreed upon prior to Acquisition.

6.   Advance. Upon signing this LOI, the Company shall provide to Seller the sum of two hundred-fifty thousand US dollars ($250,000) to be utilized for the "Philippine Project." Sellers hereby personally guarantee the funds if the Philippine Project is not completed or the acquisition by Company fails to take place.

7.   Additional Terms and Conditions of the Acquisition. Consummation of the Acquisition will be subject to the following terms and conditions:

        (a)   A definitive agreement (the "Definitive Agreement") satisfactory to the Company and Seller and Seller's shareholders shall be executed by Company, Seller and all of

Seller's shareholders as soon as practicable. The Definitive Agreement shall contain terms, conditions, representations and warranties, covenants and legal opinions normal and appropriate for a transaction of the type contemplated, including, without limitation, those summarized in this LOI;

(b)   Upon signing the Definitive Agreement, the Company shall prepare and file with the SEC all appropriate documents including, but not limited to, a super 8K and 13D of the Securities Act of 1933. The filings will include, as necessary, description of Seller's business and Seller's audited and interim unaudited financial statements prepared in accordance with GAAP and/or PCAOB approved Audit statements and applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Seller shall provide such financial statements, and information and any additional information the Company may require for inclusion in its filings.

(c)   Each party and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the other party (the confidentiality of which the investigating party agrees to retain) for purposes of conducting investigations of the other party;

(d)   The Company and Seller shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the Acquisition and all applicable legal requirements shall have been satisfied;

(e)   It is hereby agreed that the Sellers current Officers and Directors shall receive management contracts that shall include bonuses and stock incentives based upon performance and milestones, which will be in the amount of 1,000,000 shares each.

8.   Expenses. Each Party shall have independent counsel and as such all legal fees and expenses shall be borne by each Party.

9.   Conduct of Business of Seller Pending Closing. Until consummation or termination of the Acquisition, Seller will conduct its business only in the ordinary course and none of the assets of Seller shall be sold or disposed of except in the ordinary course of Seller's business.

10.   Enforceable Agreement; Compliance with Applicable Laws. This LOI shall constitute a NON-enforceable agreement between the Company and Seller, and shall serve as the Agreement until such time as the Definitive Agreement may be prepared, however, no longer than sixty (60) days from the signing date. Upon the concurrence of the Company and Seller as provided below, both the Company and Seller agree to use their respective best efforts to negotiate a mutually acceptable Definitive Agreement and to consummate the Acquisition and shall include the above terms and conditions but is not limited thereto. It is the understanding of the Company and Seller that all matters referred to in this LOI are conditioned upon compliance with applicable Federal and state securities laws and other applicable laws.

The undersigned concur with the matters set forth in the foregoing LOI.

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AN-11-2007 19:16 FROM:SALES 13102897763 TO:011862162075522 P.4

Dated: January 9th, 2007

EWORLD INTERACTIVE, INC.

By: ______________

Its: PRESIDENT.

Dated January 9th, 2007

MOJO MEDIA WORKS LIMITED, BVI.

By: ______________

Its: CEO

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